UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2025

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On November 17, 2025, Clearmind Medicine (the “Company”), entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with investors for the purchase and sale of (i) 3,991,768 of the Company’s common shares, no par value (the “Common Shares”), and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,518,000 Common Shares, in a registered direct offering (the “Offering”) at a purchase price of $0.25 per Common Share and $0.2499 per Pre-Funded Warrant.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.0001 per Common Share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Pre-Funded Warrants may be exercised on a cashless basis.

A holder of the Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Common Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Common Shares in excess of 4.99% of the number of the Common Shares outstanding immediately after giving effect to such exercise.

The Offering is expected to close on or about November 18, 2025, subject to the satisfaction of customary closing conditions. The aggregate gross proceeds to the Company are expected to be approximately $1.377 million. The Company expects to use the net proceeds from the Offering, together with its existing cash, for general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures.

The Securities Purchase Agreement also contain representations, warranties, indemnification and other provisions customary for transactions of this nature.

The securities described above and to be issued in the Offering are being issued pursuant to a prospectus supplement dated as of November 17, 2025, which will be filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-275991) (the “Registration Statement”), which became effective on December 26, 2023, and the base prospectus dated as of December 26, 2023 contained in such Registration Statement. This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Securities Purchase Agreement and the Pre-Funded Warrant are filed as Exhibits 10.1 and 10.2, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

Copies of the opinions of Daniel N. Bloch and Greenberg Traurig, P.A. relating to the securities issued in the Offering are attached as Exhibits 5.1 and 5.2, respectively.

This Report, excluding Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report of on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about November 18, 2025. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Daniel N. Bloch, Canadian counsel to the Company
5.2	Opinion of Greenberg Traurig, P.A., U.S. counsel to the Company
10.1	Form of Securities Purchase Agreement
10.2	Form of Pre-Funded Warrant
23.1	Consent of Daniel N. Bloch (included in Exhibit 5.1)
23.2	Consent of Greenberg Traurig, P.A. (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: November 17, 2025	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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